HSBC USA INC.
$97,110,000.00
4-Year 1yr Putable Floating Rate Notes
Linked to the 6-Month USD LIBOR

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-133007
December 17, 2008

PRICING SUPPLEMENT
(To the Prospectus dated April 5, 2006, and the Prospectus Supplement dated October 12, 2007)

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

Terms used in this pricing supplement are described or defined in the prospectus supplement and the prospectus. The notes offered will have the terms described in the prospectus supplement and the prospectus. ***The notes are 100% principal protected, and you will not lose any of your principal if you hold the notes to maturity.***

This pricing supplement relates to a single note offering. The purchaser of a note will acquire a security linked to the reference rate described below. Although the offering relates to a reference rate, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference rate or as to the suitability of an investment in the related notes. The following key terms relate to the notes offering:

- Issuer: HSBC USA Inc. (rated Aa3 by Moody's Investors Services Limited and AA- by Standard & Poor's, a division of The McGraw-Hill Companies, Inc.)*
- Principal Amount: $1,000 per note, subject to a minimum purchase of 1,000 notes ($1,000,000).
- Term: 4 Years. The purchaser of a note may put the notes prior to maturity as described herein.
- Interest Payments: Semi-Annual, beginning on and including March 20, 2009.
- Issue Price: 100% of the principal amount.
- Trade Date: December 16, 2008
- Original Issue Date: December 19, 2008
- Maturity Date: March 20, 2013, or if such day is not a business day, the next following business day. The purchaser of a note may put the notes prior to the maturity date as described herein.
- Payment at Maturity: At maturity, if your notes have not already been put to the Issuer pursuant to the put feature as described below, the amount you will receive for each note will be equal to 100% of the principal amount of the note. Because the maturity date is also the final interest payment date, you will also receive interest on the maturity date as described below.
- Interest: If your notes have not already been put to the Issuer pursuant to the put feature, on each interest payment date, for each $1,000 principal amount of notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the reference rate as of the related interest reset date, multiplied by (c) the quotient of (i) the number of days in the interest calculation period immediately preceding such interest payment date divided by (ii) 360.
- Interest Calculation Period: The period beginning on, and including, the trade date to, but excluding, the subsequent interest payment date, and each subsequent period beginning on, and including, an interest payment date to, but excluding, the following interest payment date, provided that the final interest calculation period shall end on, but exclude, the maturity date. The table below lists the interest reset dates and their corresponding interest payment dates, provided, however, that in each case if an interest payment date is not a business day then such interest payment date shall be the next following business day:

Interest Reset Date	Interest Payment Date	Put Date
December 16, 2008 (trade date)	03/20/2009	
03/18/2008	09/20/2009	1 Year from trade date ("additional put date")**
09/18/2009	03/20/2010	03/20/2010
03/18/2010	09/20/2010	09/20/2010
09/18/2010	03/20/2011	03/20/2011
03/18/2011	09/20/2011	09/20/2011
09/18/2011	03/20/2012	03/20/2012
03/18/2012	09/20/2012	09/20/2012
09/18/2012	The Maturity Date	

- Day Count Basis: ACT/360, unadjusted.
- Reference Rate: As of any interest reset date, the sum of (i) the London interbank offered rate (British Banker's Association) for deposits in U.S. dollars for a period of six (6) months commencing as of such interest reset date ("6-Month USD LIBOR") plus (ii) the Spread. The reference rate for any date of determination shall be set at 11:00 am London time, using the rate published on Reuters page LIBOR01 at such time. If the 6-Month USD LIBOR does not appear on Reuters page LIBOR01 on such date, the rate shall be determined by the calculation agent as described herein. For the avoidance of doubt, the reference rate applicable to the initial interest calculation period shall be 1.8622%, as determined on the trade date.
- Spread: 0.10%
- Put Feature: A holder of the notes has the right to put its notes in whole, but not in part, to the Issuer, on each put date set forth in the table above, provided such holder provides written notice to the Issuer and such notice is received by the Issuer no less than 5 business days and no more than 10 business days prior to the applicable put date. Upon providing such notice, the noteholder will receive an amount in cash on the applicable put date equal to 100% of the principal amount of the put notes. If a noteholder fails to provide timely notice of its intention to put the notes, such notice shall be deemed ineffective and the notes will not be put on the requested put date. Noteholders will not continue to receive interest payments on any interest payment date following the put date on which their notes were put, and will not be entitled to receive any other rights or payments in respect of such put notes. See the more detailed discussion of the put feature in "Put Feature" below.
- **Additional Put Event****: **A holder that exercises its right to put the notes pursuant to the put feature on the additional put date will receive on such additional put date, in addition to 100% of the principal amount of the put notes, an amount equal to any accrued and unpaid interest on such notes as of the second business day prior to such additional put date adjusted by the relevant "breakage cost" (as defined herein) as of such additional put date. See "Additional Put Event" and "Breakage Cost" herein.**
- Bid Request: If, on any date during the term of the notes other than a put date and following the additional put date (any such date, a "Bid Date"), a holder of the notes wishes to put its notes to the Issuer, and such holder requests, in writing, a firm bid price from the Issuer for such notes, the Issuer may provide such bid price and pay to the holder an agreed upon amount on an agreed upon date in exchange for the put notes. In such case, the Issuer will adjust the firm bid price by adding to or subtracting from it, as applicable, an amount equal to the breakage costs as of the relevant bid date. See "Breakage Cost" herein.
- Business Day: Any day other than (i) a Saturday or Sunday or (ii) a day on which banking institutions in the cities of London, England and New York, New York are authorized or obligated by law or executive order to be closed.
- Form of notes: Book-Entry.
- CUSIP and ISIN: 4042K0TW5 and US4042K0TW52.
- Listing: The notes will not be listed on any U.S. securities exchange or quotation system.
- Agent's Discount per Note / Total: 0.00% / $0
- Proceeds to Us per Note / Total: 100% / $97,110,000.00

* A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as level of the reference rate as of each interest reset date, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the notes.

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page PR-6 of this document and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.

CALCULATION OF REGISTRATION FEE

Title of Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee [1]
4-Year 1yr Putable Floating Rate Notes due March 20, 2013	$97,110,000.00	$3,816.42

[1] Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

HSBC SECURITIES (USA) INC.
December 17, 2008



SUMMARY

General Terms

This pricing supplement relates to a note offering linked to the reference rate identified on the cover page. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the reference rate identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference rate or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006 and the prospectus supplement dated October 12, 2007. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PR-6 of this pricing supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC", "we," "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated October 12, 2007, and references to the "prospectus" mean the HSBC USA Inc. prospectus, dated April 5, 2006.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement, and a prospectus addendum) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

- the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

We are using this pricing supplement to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

Payment at Maturity

At maturity, if your notes have not already been put to the Issuer pursuant to the put feature, the amount you will receive for each note will be equal to 100% of the principal amount of your note. Because the maturity date is also the final interest payment date, you will also receive interest on the maturity date as described below.

Interest

If your notes have not already been put to the Issuer pursuant to the put feature, on each interest payment date, for each $1,000 principal amount of notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the reference rate as of the related interest reset date, multiplied by (c) the quotient of (i) the number of days in the interest calculation period immediately preceding such interest payment date divided by (ii) 360.

The "interest calculation period" is the period beginning on, and including, the trade date to, but excluding, the subsequent interest payment date, and each subsequent period beginning on, and including, an interest payment date to, but excluding, the following interest payment date, provided that the final interest calculation period shall end on, but exclude, the maturity date. The table below lists the interest reset dates and their corresponding interest payment dates, provided, however, that in each case if an interest payment date is not a business day then such interest payment date shall be the next following business day:

Interest Reset Date	Interest Payment Date
December 16, 2008 (trade date)	03/20/2009
03/18/2008	09/20/2009
09/18/2009	03/20/2010
03/18/2010	09/20/2010
09/18/2010	03/20/2011
03/18/2011	09/20/2011
09/18/2011	03/20/2012
03/18/2012	09/20/2012
09/18/2012	The Maturity Date

The "reference rate" means, as of any interest reset date, the sum of (i) the London interbank offered rate (British Banker's Association) for deposits in U.S. dollars for a period of six (6) months commencing as of such interest reset date ("6-Month USD LIBOR") plus (ii) the spread. The reference rate for any date of determination shall be set at 11:00 am London time, using the rate published on Reuters page LIBOR01 at such time. If the 6-Month USD LIBOR does not appear on Reuters page LIBOR01 on any date of determination, the rate shall be determined by the calculation agent based on the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market ("Reference Banks") at 11:00 a.m., London time, on the day that is two business days preceding the applicable date of determination to prime banks in the London interbank market for a period of six (6) months commencing on such date of determination and in a representative amount. The calculation agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the rate for the applicable date of determination will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for the applicable date of determination will by the arithmetic mean of the rates quoted by major banks in New York city, selected by the calculation agent, at approximately 11:00 a.m., New York city time, on such date of determination for loans in U.S. dollars to leading European banks for a period of six (6) months commencing on such date of determination and in a representative amount. The reference rate for any day that is not a business day will be the reference rate for the immediately preceding business day. For the avoidance of doubt, the reference rate applicable to the initial interest calculation period shall be 1.8622%, as determined on the trade date.

Put Feature

A holder of the notes has the right to put the notes in whole, but not in part, to the Issuer on each put date set forth in the table below provided such holder provides written notice to the Issuer substantially in the form of Annex A attached hereto, and such notice is received by the Issuer no less than 5 business days and no more than 10 business days prior to the applicable put date. If such notice is delivered to the Issuer on a day that is not a business day after 4:00 pm (New York time) on a business day, such notice shall be deemed received on the next following business day. Upon providing such notice, the noteholder will receive an amount in cash on the applicable put date equal to 100% of the principal amount of the put notes and will surrender any further right and interest in the notes. If a noteholder fails to provide timely notice of its intention to put the notes, such notice shall be deemed ineffective and the notes will not be put on the requested put date. Noteholders will not continue to receive interest payments on any interest payment date following the put date on which their notes were put, and will not be entitled to receive any other rights or payments in respect of such put notes.

Put Date
1 year from trade date* (the "additional put date")
03/20/2010
09/20/2010
03/20/2011
09/20/2011
03/20/2012
09/20/2012

In the event that any put date set forth in the table above is not a business day, such put date shall be the next following business day.

Additional Put Event

A holder that exercises its right to put the notes pursuant to the put feature on the additional put date will receive on such additional put date, in addition to 100% of the principal amount of the put notes, an amount equal to any accrued and unpaid interest on such notes as of the second business day prior to such additional put date adjusted by the relevant breakage cost as of such additional put date.

Any holder that wishes to exercise its right to put the notes on the additional put date must provide written notice to the Issuer substantially in the form of Annex A attached hereto, and such notice must be received by the Issuer no less than 5 business days and no more than 10 business days prior to the additional put date. If such notice is delivered to the Issuer on a day that is not a business day or after 4:00 P.M. (New York time), such notice shall be deemed received on the next following business day. Upon providing such notice, the noteholder will receive an amount in cash on the additional put date equal to (i) 100% of the principal amount of the put notes plus (ii) any accrued and unpaid interest as of the second business day prior to such additional put date plus or minus, as applicable, (iii) the breakage cost as of the additional put date. If a noteholder fails to provide timely notice of its intention to put the notes, such notice shall be deemed ineffective and the notes will not be put on the additional put date. Noteholders will not continue to receive interest payments on any interest payment date following the additional put date on which their notes were put, and will not be entitled to receive any other rights or payments in respect of such put notes.

Bid Request

If, on any date during the term of the notes other than a put date and following the additional put date (any such date, a "Bid Date"), a holder of the notes wishes to put its notes to the Issuer, and such holder requests, in writing, a firm bid price from the Issuer for such notes, the Issuer may provide such bid price, which may be less than the original principal amount of the notes, and pay to the holder an agreed upon amount on an agreed upon date in exchange for the put notes. In such case, the Issuer will adjust the firm bid price by adding to or subtracting from it, as applicable, an amount equal to the breakage costs as of the relevant bid date. Noteholders will not continue to receive interest payments on any interest payment date following the date the notes are put, and will not be entitled to receive any other rights or payments in respect of such put notes.

Breakage Cost

An amount in U.S. dollars, which may be a positive or negative number, calculated as follows:

Breakage Cost = Principal Amount x Spread Differential x (Breakage Days / 360) x Discount Factor

Where:

"Spread Differential" means a rate of interest, expressed as a percentage, which may be a negative number, equal to Calculation LIBOR minus Breakage LIBOR.

"Calculation LIBOR" means 6-Month USD LIBOR for the applicable interest calculation period.

"Breakage LIBOR" means a rate of interest equal to the rate, determined by the calculation agent acting in good faith and in a commercially reasonable manner, by reference to the rate of interest shown on Bloomberg Professional® service page <BBAM1> at 11:00 AM London time on the bid date and interpolated accordingly for the period from and including the bid date to and excluding the last day of the applicable interest calculation period.

"Breakage Days" means the number of days from, and including, the bid date to, but excluding, the last day of the applicable interest calculation period.

"Discount Factor" = 1 / (1 + (Breakage LIBOR x Breakage Days / 360)).

With respect to breakage costs for the additional put event, the bid date shall be the additional put date.

Expenses

We estimate that we will spend approximately $5,000 for printing, trustee and legal fees and other expenses allocable to the offerings.

Calculation Agent

HSBC or one of our affiliates will act as calculation agent with respect to the notes.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the reference rate. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus.

As you review "Risk Factors" in the accompanying prospectus supplement, you should pay particular attention to the following sections:

- "— Risks Relating to All Note Issuances"; and

- "— Additional Risks Relating to Notes With a Reference Asset That Is a Floating Interest Rate, an Index Containing Floating Interest Rates or Based in Part on a Floating Interest Rate."

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Amount Of Interest Payable On The Notes Will Vary.

Because 6-Month USD LIBOR is a floating rate, the reference rate will fluctuate. The level of the reference rate is impossible to predict and historical levels of such rate do not guarantee future levels. Therefore, you should realize that there is no guarantee that the reference rate will perform as it has in the past.

The Level Of The Reference Rate As Of Any Interest Reset Date May Be Less Than The Level Of The Reference Rate As Of Any Other Day During The Term Of The Notes.

Because interest payments on the notes only consider the level of the reference rate as of the semi-annual interest reset dates and not as of any other dates, the level of the reference rate will not be considered on any other dates during the term of the notes. Therefore, even if the level of the reference rate as of any day during the term of the notes that is not an interest reset date is higher than the level of the reference rate as of an interest reset date, the amount of your interest payment on the corresponding interest payment date will not take into account that higher level.

The Notes Are Only Appropriate For Certain Investors.

The notes are designed for investors who want to protect their investment and receive semi-annual floating rate interest payments for the term of the notes. You should realize that receipt of only 100% of the initial principal amount of the notes plus any interest payments may not provide adequate compensation for the opportunity cost implied by inflation and other factors relating to the time value of money.

Principal Protection Only At Maturity or Upon Exercise of the Put Feature.

The notes are principal protected only if you hold your notes until the stated maturity date or put your notes pursuant to the put feature. You should be aware that if you sell your notes in the secondary market or if you make a bid request to the Issuer, you will not receive principal protection on the notes sold and you may receive less than 100% of the principal amount of your notes.

Your Ability to Put the Notes Without Incurring any Breakage Cost is Restricted.

If you wish to put your notes without the risk of incurring any breakage costs, you may only put your notes in whole, but not in part, if the Issuer receives written notice of your intention to put no less than 5 business days and no more than 10 business days prior to the applicable put date and such notice is substantially in the form of Annex

A attached hereto. In the event that you submit a bid request on any other day during the term of the notes, the amounts you will receive for your notes, if any, will be adjusted by the relevant breakage costs.

Reinvestment Risk.

If you put your notes pursuant to the put feature or by making a bid request, the holding period over which you would possibly receive any payment could be as little as twelve months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable rate of return for a similar level of risk in the event that the notes are put prior to the maturity date.

The Notes Will Not Be Listed on Any Securities Exchange Or Quotation System.

The agent intends to offer to purchase the notes in the secondary market but is not required to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which the agent is willing to buy the notes.

The Trading Value Of The Notes Is Influenced By Unpredictable Factors.

The value of the notes prior to maturity will depend on various factors that interrelate in complex ways. The effect of one factor may offset or magnify a change in the trading value of the notes caused by another factor. The price at which you will be able to sell the notes prior to maturity may be at a discount, which could be substantial, from the principal amount thereof, based upon one or more of the factors described below. Factors that may influence the value of the notes prior to maturity include:

- The Reference Rate. We expect the trading value of the notes at any time may be affected by changes in the reference rate. For example, an unexpected and sustained decline in the level of the reference rate could cause a decrease in the trading value of the notes because the anticipated value of subsequent interest payments on the notes would be less than previously anticipated. Conversely, an increase in the level of the reference rate may cause an increase in the trading value of the notes because expectations of the value of subsequent interest payments on the notes may increase.

- Interest rates and yield rates in the market.

- The volatility of the reference rate.

- Geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect the reference rate.

- The time remaining to the maturity of the notes.

- The creditworthiness of the issuer.

- The occurrence of an event described in "Events of Default and Acceleration" herein, which may or may not cause the calculation agent to calculate the final interest payment.

Some or all of these factors may influence the price you will receive if you sell your notes prior to maturity. For example, you may have to sell your notes at a substantial discount from your initial investment amount even if the level of the reference rate has increased over the term of the notes. Information regarding independent market pricing for the notes may be limited. The impact of any of the factors set forth above may enhance or offset some of any of the changes resulting from another factor or factors.

The Notes are Not Insured by Any Governmental Agency of the United States or Any Other Jurisdiction.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

Potentially Inconsistent Research, Opinions or Recommendations by HSBC.

HSBC and its affiliates may publish research, express opinions or provide recommendations regarding movements in interest rates generally or the reference rate specifically. This research may be modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the notes. Any such research, opinions or recommendations could affect the market value of the notes.

Credit of Issuer.

An investment in the notes is subject to the credit risk of HSBC, and the actual and perceived creditworthiness of HSBC, which may change at any time and may affect the market value of the notes.

The Notes are Not Insured by any Governmental Agency of the United States or any Other Jurisdiction.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes. **This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**

HISTORICAL PERFORMANCE OF THE REFERENCE RATE

The following table sets forth the end-of-month levels of the reference rate for each month in the period from January, 2004 through November, 2008 and for the period from December 1, 2008 through December 16, 2008. The level of the reference rate on December 16, 2008 was 2.1675%. We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us. Historical levels of the reference rate should not be taken as an indication of future performance, and no assurance can be given that the level of the reference rate will increase relative to the initial level during the term of the notes.

Month Ending	Level of Reference Rate				
	2004	**2005**	**2006**	**2007**	**2008**
January	1.2107%	2.9582%	4.8126%	5.4014%	4.5963%
February	1.1695%	3.1495%	4.9907%	5.3723%	3.0413%
March	1.1595%	3.3876%	5.1196%	5.3212%	2.9313%
April	1.3682%	3.4151%	5.2879%	5.3581%	2.6144%
May	1.5789%	3.5314%	5.3215%	5.3844%	2.9650%
June	1.9420%	3.6914%	5.6382%	5.3817%	2.9106%
July	1.9857%	3.9235%	5.5473%	5.3863%	3.0188%
August	1.9907%	4.0817%	5.4501%	5.3269%	3.0838%
September	2.1695%	4.2154%	5.3704%	5.3500%	3.9813%
October	2.3007%	4.4467%	5.3898%	5.1325%	3.1213%
November	2.6239%	4.5795%	5.3495%	4.8063%	2.5913%
December	2.7751%	4.6901%	5.3651%	4.9100%	2.1675%

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith.

We intend to treat the notes as variable rate debt instruments and U.S. holders as recognizing interest paid on a note as ordinary interest income at the time the U.S. holder accrues or receives the coupon payments in accordance with the U.S. holder's normal method of accounting for tax purposes. Pursuant to the terms of the notes, you agree to treat the notes consistent with our treatment for all U.S. federal income tax purposes.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN ERISA CONSIDERATIONS

We urge you to read and consult "Certain ERISA Considerations" section in the prospectus supplement.

EVENTS OF DEFAULT AND ACCELERATION

If the calculation agent determines that the notes have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the notes, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "Description of the Notes — Payment at Maturity" in this pricing supplement. In that case, the business day preceding the date of acceleration will be used as the final day in the final interest calculation period for purposes of calculating the final interest payment. The accelerated maturity date will be the second business day following the accelerated final day in the final interest calculation period.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the prospectus.

ANNEX A

FORM OF PUT NOTICE

PUT NOTICE

Dated: _____

HSBC USA Inc.

Attention: _____
Telephone: _____
Facsimile: _____

Dear Sirs or Madams:

The undersigned beneficial owner of the 4-Year 1yr Putable Floating Rate Notes, due March 20, 2013 of HSBC USA Inc. (CUSIP No. 4042K0TW5) (the "**Notes**") hereby irrevocably elects to exercise the holder's right pursuant to the put feature (the "**Holder's Put Right**") with respect to the Principal Amount of Notes indicated below. The Holder's Put Right is to be exercised as described in the Pricing Supplement dated December 17, 2008 to the Prospectus dated April 5, 2006 and the Prospectus Supplement dated October 12, 2007, relating to the Notes. Terms not defined herein shall have their respective meanings as described in the Pricing Supplement.

Please date and acknowledge receipt of this Put Notice in the place provided below, and fax a copy to the fax number indicated.

The undersigned certifies to you that (i) it is, or is duly authorized to act for, the beneficial owner of the Notes to be put to the Issuer (and attaches evidence of such ownership as provided by the undersigned's position services department or the position services department of the entity through which the undersigned holds its Notes) and (ii) it will cause the Principal Amount of Notes to be exchanged to be transferred to HSBC USA Inc. for settlement.

Very truly yours,

_____
Name of Beneficial Owner
By:

_____
Name

_____
Title and/or Organization

_____
Fax No./Direct No.

$_____
Principal Amount of Notes to be put to Issuer

_____
Put Date

Receipt of the above
Official Notice of Exchange is hereby acknowledged.

By: _____
Title:

Date and time of acknowledgment _____

You should only rely on the information contained in this pricing supplement, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying prospectus supplement, and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

TABLE OF CONTENTS

HSBC USA Inc.

$97,110,000.00

4-Year 1yr Putable Floating Rate Notes

Linked to the 6-Month USD LIBOR
December 17, 2008

PRICING SUPPLEMENT